Offer of Employment

Date: April 19, 2021
Reference: OOE2637901

Subject: Offer of Employment with NDB, Inc.

Strictly Private & Confidential

To be Read by Addressee Only

Dr. Toktam Nezakati

300 Beale St APT 615
San Francisco,
CA 94105

04/19/2021

Dear  Dr. Toktam Nezakati

Offer of Employment with NDB, Inc. (the “Company”)

Further to our discussions, I am writing to confirm our desire to offer you a position of employment with NDB, Inc.. I am pleased to offer you the position of Chief Business Developer.

Your employment with us will be on the terms and conditions set out in more detail in a contract of employment which will be sent to you in due course. So far as there is any inconsistency between the terms of this letter and the employment contract, the terms of the employment contract will prevail.

Main terms

1. Start Date. It is intended that your employment with the Company will commence on 19th of April 2021.

2. Compensation.  The Company will compensate you by granting an option to enquire the common stock of the Company.

3. Stock Options. Details of your stock options will be sent to you by separate letter.

4. Probationary period and notice. Your employment will be subject to satisfactory completion of a 3-month probationary period during which your employment may be terminated on 2 weeks’ notice.  Following successful completion of your probationary period you will be entitled to receive or required to give a minimum of 2 months’ notice to terminate your employment.

5. Place of work.  Your place of work will initially be at your home address until such time as the Company establishes permanent office premises, at which point the Company reserves the right to move your normal place of work to those premises. You may be required to travel both within and outside of the United states as shall be necessary for the proper performance of your duties.

Conditions

This offer is subject to the following conditions:

a) all information supplied by you to the Company being true and complete;

b)  you signing and returning a contract of employment (which we will send to you in due course);

c) you producing to us your passport or such other documentation as we may require evidencing your right to remain and work in the United States (which we shall then copy and return to you).

d) this offer will automatically lapse and be of no effect if any of the above conditions are not satisfied or it becomes clear to the Company that the condition will not be satisfied prior to the commencement of your employment.

Data Protection

If you choose to accept this offer, going forwards, we will handle your personal data in accordance with our Staff Privacy Notice. However, if you choose not to accept this offer, we will usually retain your personal data for a limited period (and in accordance with our (Data Retention Policy) and then destroy/delete any personal data we currently hold about you within six months from the later of the date of this letter or your rejection of the offer. On reviewing the data to destroy/delete it, we may determine to retain a record of your name, the position applied for and date of application for a period of two (2) years.  In some circumstances we may anonymize your personal information so that it can no longer be associated with you, in which case we may use such information without further notice to you.

Acceptance

It is not our intention that you should breach any contractual obligations to any third party, such as a restriction imposed by a current or former employer.  By accepting this offer you warrant that you will not commit any such breach by accepting this offer or performing your obligations for the Company.

You further warrant and agree that:

a) you will not be accepting this offer in reliance on any representation not expressly set out in this offer letter; and

b) you have no previous convictions and have not previously been reported for or been subject to investigation for bribery related offences, including without limitation, offences under the Penal Code of California.

We very much hope that you will accept this offer and join us.  If you wish to do so, please sign the enclosed copy of this letter and return it to me.  Your full contract of employment will follow in due course and your employment is conditional upon signature of that contract.

As you will appreciate, it is helpful for us to have your response as soon as possible and therefore this offer is open for you to accept until 04/19/2021 at which time it will lapse without further notice being given to you.

I look forward to hearing from you and please do not hesitate to contact me should you require any further information or wish to talk through any matter in more detail.

Yours sincerely

/s/ Nima Golsharifi

Dr. Nima Golsharifi
Chief Executive Officer
For and on behalf of NDB, Inc.
Date: 04/19/2021

_______________________________________________________________________

I accept the offer of employment on the terms and conditions set out in this letter and which I understand will be subject to terms and conditions set out in more detail in a contract of employment.

Name:            Dr. Toktam Nezakati
Signed:           /s/ Toktam Nezakati………………………
Date:              04/19/2021..………………………………